UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2023

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On November 16, 2023, Akari Therapeutics, Plc, a public company with limited liability incorporated under the laws of England and Wales (the “Company”), issued a press release announcing the presentation of progress in the development of long-acting PAS-nomacopan as a potential treatment for geographic atrophy secondary to dry age-related macular degeneration in a poster presented at the 4th Annual Dry AMD Therapeutic Development conference. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

The information in the first bullet of such press release is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

Exhibit No.

99.1	Press Release issued by Akari Therapeutics, Plc on November 16, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name: Title:	Rachelle Jacques President and Chief Executive Officer

Date: November 16, 2023